Exhibit 5.1

[WLRK Letterhead]

June 26, 2019

Cadence Bancorporation

2800 Post Oak Boulevard, Suite 3800

Houston, Texas 77056

Ladies and Gentlemen:

We have acted as special counsel to Cadence Bancorporation, a Delaware corporation (the “Company”), in connection with the offering (the “Offering”) of $85,000,000 aggregate principal amount of 4.75% Fixed to Floating Rate Subordinated Notes due 2029 (the “Securities”), pursuant to a Registration Statement on Form S-3, File No. 333-225075, filed publicly with the U.S. Securities and Exchange Commission (the “Commission”) on May 21, 2018, as amended through the date hereof (the “Registration Statement”). The Securities were offered and sold pursuant to an Underwriting Agreement, dated as of June 20, 2019 (the “Underwriting Agreement”), by and among the Company and Sandler O’Neill & Partners, L.P. and U.S. Bancorp Investments, Inc., as representatives of the several underwriters listed on Schedule I attached thereto (the “Underwriters”). The Securities will be issued pursuant to the Subordinated Indenture, dated as of June 26, 2019, by and between the Company and U.S. Bank National Association, as trustee (the “Trustee”), as supplemented by the First Supplemental Indenture thereto, dated as of June 26, 2019, by and between the Company and the Trustee (together, the “Indenture”).

In rendering the opinions stated herein, we have examined and relied upon the following: (a) the Registration Statement; (b) the base prospectus, dated May 21, 2018 as filed with the Registration Statement, each amendment to the Registration Statement and the preliminary prospectus supplement dated June 20, 2019; (c) the definitive prospectus supplement dated June 20, 2019; (d) an executed copy of the Underwriting Agreement; (e) the Second Amended and Restated Certificate of Incorporation of the Company; (f) the Amended and Restated Bylaws of the Company, as in effect as of the date hereof; (g) the Indenture; (h) the form of the Securities; and (i) a copy of certain resolutions of the Board of Directors of the Company (the “Board of Directors”) relating to the registration of the Securities. In connection with the foregoing, you have requested our opinion with respect to the following matters.

We have examined and relied on originals or copies certified or otherwise identified to our satisfaction of such documents, corporate records, certificates of the Company or public officials and other instruments as we have deemed necessary or appropriate for the purposes of this opinion letter. In such examination, we have assumed (a) the authenticity of original documents and the genuineness of all signatures; (b) the conformity to the originals of all documents submitted to us as copies; and (c) the truth, accuracy and completeness of the information, representations and warranties contained in the agreements, records, documents, instruments and certificates we have reviewed. As to any facts material to the opinions expressed herein that we did not independently establish or verify, we have relied upon statements and representations of officers and other representatives of the Company and others. We have also

Cadence Bancorporation

June 26, 2019

assumed the valid execution and delivery of the Indenture and the Securities by each party thereto other than the Company, and we have assumed that each such other party has been duly organized and is validly existing and in good standing under its jurisdiction of organization, that each such other party has the legal capacity, power and authority to perform its obligations thereunder and that each of the Indenture and the Securities constitutes the valid and binding obligation of all such other parties, enforceable against them in accordance with its terms.

We are members of the Bar of the State of New York, and we have not considered, and we express no opinion as to, any law other than the Delaware General Corporation Law (including the statutory provisions, all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting the foregoing).

Based upon the foregoing and subject to the limitations, qualifications, exceptions and assumptions stated herein, we are of the opinion that the Securities, when duly executed and authenticated in the manner provided in the Indenture and issued and delivered against payment of the purchase price therefor, will constitute valid and binding obligations of the Company, enforceable against the Company in accordance with their terms.

The opinions set forth above are subject to the effects of (a) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting the enforcement of creditors’ rights generally; (b) general equitable principles (whether considered in a proceeding in equity or at law); (c) an implied covenant of good faith and fair dealing; (d) provisions of law that require that a judgment for money damages rendered by a court in the United States be expressed only in United States dollars; (e) limitations by any governmental authority that limit, delay or prohibit the making of payments outside the United States; and (f) generally applicable laws that (1) provide for the enforcement of oral waivers or modifications where a material change of position in reliance thereon has occurred or provide that a course of performance may operate as a waiver, (2) limit the availability of a remedy under certain circumstances where another remedy has been elected, (3) limit the enforceability of provisions releasing, exculpating or exempting a party from, or requiring indemnification of a party for, liability for its own action or inaction, to the extent the action or inaction involves negligence, gross negligence, recklessness, willful misconduct or unlawful conduct, (4) may, where less than all of a contract may be unenforceable, limit the enforceability of the balance of the contract to circumstances in which the unenforceable portion is not an essential part of the agreed-upon exchange, (5) may limit the enforceability of provisions providing for compounded interest, imposing increased interest rates or late payment charges upon delinquency in payment or default or providing for liquidated damages or for premiums or penalties upon acceleration, or (6) limit the waiver of rights under usury laws. Furthermore, the manner in which any particular issue relating to the opinions would be treated in any actual court case would depend in part on facts and circumstances particular to the case and would also depend on how the court involved chose to exercise the wide discretionary authority generally available to it. We express no opinion as to the effect of Section 210(p) of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

We express no opinion as to whether, or the extent to which, the laws of any particular jurisdiction apply to the subject matter hereof, including, without limitation, the enforceability of the governing law provision contained in any Securities and their governing documents.

Cadence Bancorporation

June 26, 2019

This letter speaks only as of its date and is delivered in accordance with the requirements of Item 601(b)(5) of Regulation S-K under the Securities Act. We hereby consent to the filing of copies of this opinion letter as an exhibit to a report on Form 8-K to be filed by the Company on the date hereof and its incorporation by reference into the Registration Statement. In addition, we consent to the use of our name in the prospectus forming a part of the Registration Statement under the caption “Legal Matters.” In giving this consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act.

Very truly yours,

/s/ Wachtell, Lipton, Rosen & Katz